Exhibit 99.1

Xiao-I Corporation Provides Update on Shanghai Xiao-I’s Patent Infringement Lawsuit Against Apple

Shanghai, China, September 30, 2024 Xiao-I Corporation (NASDAQ: AIXI), a leading developer of AI solutions, today provided an update on its VIE’s ongoing patent infringement lawsuit with Apple Computer Trading (Shanghai) Co., Ltd., Apple, Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (together and collectively, “Apple”) (the “Lawsuit”). The Lawsuit, which involves claims that Apple infringed on VIE’s intellectual property related to artificial intelligence technology, reached a new phase in the legal proceedings.

On September 24, 2024, the Shanghai High People’s Court (the “Court”) held a hearing on the case, both VIE’s and Apple’s legal teams were in attendance for the hearing, which marks the latest step in this dispute.

As previously disclosed, the trial phase of the Lawsuit was concluded on July 31, 2024, and the parties to the Lawsuit are currently awaiting the Court’s final ruling.

Xiao-I will continue to keep shareholders and the public updated on important development of this Lawsuit.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com